

Mail Stop 4628

May 10, 2016

Via E-Mail
David Joe
Chief Financial Officer and Senior Vice President
Evolution Petroleum Corporation
2500 City West Blvd., Suite 1300
Houston, Texas 77042

>   **Re: Evolution Petroleum Corporation**
>   **Form 10-K for the Fiscal Year ended June 30, 2015**
>   **Filed September 11, 2015**
>   **File No. 1-32942**

Dear Mr. Joe:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief
Office of Natural Resources